Golden Heaven Group Holdings Ltd.

October 6, 2022

VIA EDGAR

Ms. Alyssa Wall

Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Golden Heaven Group Holdings Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Filed September 21, 2022 File No. 333-06236

Dear Ms. Wall and Mr. Field:

Golden Heaven Group Holdings Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 30, 2022 regarding its Amendment No. 2 to Draft Registration Statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) filed on September 21, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3 to the Registration Statement”) is filed to accompany this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to comment 2 and reissue. On your cover page, please provide cross-references to your discussion in the prospectus summary and summary of risk factors where you discuss the risk that, to the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Currently, you only provide cross-references to the risk factors.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.3 to the Registration Statement to provide cross-references to the referenced discussion in the prospectus summary and summary of risk factors, as requested.

2. We note your response to comment 3 and reissue. On your cover page, please provide cross-references to your discussion in the prospectus summary and summary risk factors where you discuss the limitations on your ability to transfer cash between you and your subsidiaries and investors. Currently, you only provide cross-references to the risk factors.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No.3 to the Registration Statement to provide cross-references to the referenced discussion in the prospectus summary and summary of risk factors, as requested.

Financial Statements

Note 3. Restatement, page F-12

3. We note your response to comment 6 and reissue the comment in part. Please revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing in greater detail the nature of each income statement and cash flow error and disclosing the impact of the cash flow errors on your cash flows related to operating activities, investing activities and financing activities for each period presented.

Response: In response to the Staff’s comment, we have revised our disclosure in Note 3, starting from page F-12 of Amendment No.3 to the Registration Statement, to label certain financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiong Jin
Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC